Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

Telephone Conversation Script, Points to be Used in Calls/Meetings with Strategic

Partners, Advisors, and Brokers

by Relationship Management and Internal Wholesalers about the

Proposed Merger of Equals Between

Lincoln Financial Group and Jefferson Pilot Financial

•	Today Lincoln Financial Group and Jefferson Pilot Financial are pleased to announce a merger of equals that will operate under the brand Lincoln Financial Group. We are joining forces to build a larger, more diversified organization — an even more powerful leader in the insurance and financial services industry.

•	You may have already seen the press release or other information via the media. I felt it was important to reach out to you directly today.

•	Once merged, the new company will not only be a premier company, but one of the largest U.S. public life insurance companies. Our balance sheet and ratings will be strong and appropriately geared to the markets we serve.

•	The combined company will be the most powerful distribution company in the U.S. based on the breadth and depth of the channels served. Through this transaction we become a more significant relationship to our key distributors, with the ability to provide even greater value.

•	The combination of these two companies brings together distribution networks with very little overlap. However, in the MGA/IMO channel there is some degree of overlap and we’ll be taking a close look in the days ahead to determine what makes good sense for ongoing support and service for your organization.

•	In retail distribution there will be more than 2,000 financial planners and 2,200 independent registered reps in the combined company. In wholesale distribution the combined company will reach hundreds of thousands of reps in the Wire/Regional, Independent Planner, Bank and MGA/IMO channels.

Broader Product Portfolio Offerings Once Merged

•	Lincoln Financial’s product strengths are in:

•	Life

•	Variable annuities

•	Mutual funds, Managed accounts

•	Employer sponsored 401(k) & 403(b)

•	Innovation (i.e. i4Life, MoneyGuard)

•	Jefferson Pilot’s product strengths are in:

•	Life

•	Fixed annuities

•	Equity-indexed annuities

•	Group life, disability, dental

Highlights of our combined product leadership include:

•	#5 in total Life sales

•	#1 in UL

•	#5 in VA

•	#6 in VUL

•	#8 in equity indexed annuity

•	#14 in fixed annuity

•	#6 in employer sponsored (DC/retirement plan assets)

•	#8 in group disability sales

•	#15 mutual fund family in 2004 — Delaware InvestmentsSM

(data above from VARDS, LIMRA, Pensions and Investments and Barron’s 2004 mutual fund family rankings)

Greater Distribution Penetration

•	We will have a powerful multi-channel distribution platform comprised of financial planning, general agency and wholesale distribution. The distribution will have depth and breadth across channels and geography.

•	Lincoln Financial’s distribution strengths are in wirehouses, regional B/Ds and independent planners.

•	Jefferson Pilot’s distribution strengths are in independent marketing organizations and PPGAs.

•	Jefferson Pilot owns a communications company that operates TV and radio stations that will become part of Lincoln Financial Group.

•	Jefferson Pilot delivers a quality group life, dental, and disability operation — Benefit Partners in Omaha — to the merged company.

•	Lincoln Financial has become an industry leader in defining the retirement income market for the baby boomer generation.

Other Considerations:

•	You can expect the new Lincoln organization to continue to be a major force in your firm.

•	This transaction will not impact our ability to do business with your firm. Be assured that you will continue to receive a high level of attention and focus, as your organization is very important to us. It’s business as usual.

•	The merged company will have greater scale, strong capital flexibility, an an attractive risk profile and anticipated continued ratings as a strong AA company.

•	Once the merger is complete, Lincoln Financial Group’s corporate offices will be headquartered in Philadelphia. Greensboro, NC will be the major center of operation for life insurance, and Fort Wayne, IN will be the center for annuity operations, including our 401(k) and 403(b) business. Operations also will be located in the companies’ existing locations in Concord, NH, and Hartford, CT. Jefferson Pilot’s group insurance business, located in Omaha, NE will remain in place, as will Jefferson-Pilot Communications Company.

•	Retail life insurance operations will be centered in Greensboro with a significant presence in other key cities.

•	Both companies have solid track records of successfully integrating acquisitions – Jefferson Pilot with Chubb, Alexander Hamilton, and Canada Life; Lincoln Financial with Cigna and Aetna. We expect this merger to be no different.

Changes in Leadership

•	Today’s announcement includes acknowledgement of new senior management – taking top-caliber players from both organizations. Jon Boscia, Chairman and CEO of Lincoln, will serve as Chairman and CEO post-merger, while Dennis Glass, President and CEO of Jefferson Pilot, will serve as President and Chief Operating Officer and as a member of the board of directors.

•	Lincoln Financial Distributors will experience change in its leadership as Wes Thompson will move on to head up a new Lincoln Financial business segment called Employer Markets. Wes will bring together the various employer business and product lines within LFG that are currently splintered, such as 401(k), 403(b), COLI, Lincoln Director, Lincoln Independence and Lincoln Alliance brands. Wes will also have responsibility for Jefferson Pilot’s group insurance operations.

•	Warren May will replace Wes as the new leader of LFD. Warren is the current leader of all of Jefferson Pilot’s life and annuity distribution channels, including their retail broker/dealer. Warren has 30 years’ experience in the insurance industry and is extremely well-respected by peers, customers, and industry leaders. Warren’s leadership will allow the new organization to continue to differentiate itself with our business partners. We remain committed to helping you grow and prosper.

•	Obviously none of these changes will be finalized until the deal is complete. We expect the closing to occur during the first quarter of 2006. We will continue to communicate with you as organizational definition emerges.

We are Committed to You

•	I want to reiterate LFG’s/JP’s continued commitment to you and your firm. We will keep you abreast of the transition as it develops. In the meantime, if you are interested in more information you can read more on LFD.com or MyJFP.com

•	I will email you the press release and a fact sheet right after this call so you can forward to other stakeholders in your organization as you see fit.

•	I’m sure you can appreciate that as two independent companies we were limited by law as to the discussions we were permitted to engage in prior to announcing the merger.

•	We are very excited about the prospects for the soon to be combined organization. It’s business as usual as we all want to finish 2005 with a flourish!

•	As always, we thank you for your business.

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and

Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.